MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

AnnKatrin Petersen, M.D. Joins MIGENIX as VP Clinical Development

Vancouver, BC, CANADA & San Diego, CA, USA – May 1, 2006 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has added AnnKatrin Petersen, M.D. to its management team.  Dr. Petersen, a highly experienced industry executive, has joined the company as Vice President of Clinical Development and will lead the Company’s clinical development programs.

Dr. Petersen brings nearly two decades of clinical development experience with several leading international pharmaceutical and biotechnology companies such as Sandoz (Novartis), Cytel, Agouron, and, most recently, Pfizer.  She has been responsible for managing the clinical development for several NDA-enabled programs at these companies.  Most recently at Pfizer she was responsible for the clinical development of Viracept (nelfinavir mesylate) for the treatment of HIV infection, including filing the NDA and subsequent sNDAs for alternative dosing and pediatric indications. With Pfizer, Dr. Petersen also served as Clinical Development Leader and Strategist, Medical Sciences, for Hepatitis C and several other antiviral compounds.  She also was involved in the development of Sandimmune (cyclosporine) for Rheumatoid Arthritis and Psoriasis for Sandoz/Novartis.  She received her M.D. degree from the Université of Lausanne in Switzerland.  She will be based in the Company’s San Diego office and will provide strategic leadership and direction for the Company’s clinical development programs.

"Dr. Petersen’s experience and expertise in clinical development brings additional strength to our management team," stated Jim DeMesa, M.D., President and Chief Executive Officer of MIGENIX.   "Her successful track record in advancing drugs through the clinical and regulatory processes in both the US and Europe will substantially enhance our efforts to move our lead programs forward and accelerate the advancement of our pipeline."

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

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